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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                                SCHEDULE 14D-1/A
                       TENDER OFFER STATEMENT PURSUANT TO
             SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)
                                       AND
                                 SCHEDULE 13D/A
           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(a) (RULE 13d-101)
                                (AMENDMENT NO. 5)
                               -------------------

                          NIMBUS CD INTERNATIONAL, INC.
                            (Name of Subject Company)

                           CARLTON COMMUNICATIONS PLC

                            NEPTUNE ACQUISITION CORP.
                                    (Bidder)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                    65439010
                      (CUSIP Number of Class of Securities)
                               -------------------

                                   DAVID ABDOO
                                COMPANY SECRETARY
                                25 KNIGHTSBRIDGE
                             LONDON SW1X 7RZ ENGLAND
                               011 44171 663 6363

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                                  DAVID M. KIES
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000


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--------------------
CUSIP NO. 65439010                    14D-1
--------------------

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSONS

      Carlton Communications Plc
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                   (b) |_|
--------------------------------------------------------------------------------
 3.   SEC USE ONLY


--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      WC; OO
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(e) or 2(f)

                                                                         |_|
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      England
--------------------------------------------------------------------------------
 7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,598,948 shares of Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
 8.   CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
      CERTAIN SHARES

                                                                        |_|
--------------------------------------------------------------------------------

 9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      Approximately 95.9 %
--------------------------------------------------------------------------------
10.   TYPE OF REPORTING PERSON

      CO
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--------------------

CUSIP NO. 65439010                     14D-1
--------------------

--------------------------------------------------------------------------------

 1.   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSONS
      Neptune Acquisition Corp.
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) |_|
                                                                   (b) |_|
--------------------------------------------------------------------------------
 3.   SEC USE ONLY


--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
 5.   CHECK THE BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(e) or 2(f)
                                                                       |_|
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
 7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,598,948 shares of Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
 8.   CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
      CERTAIN SHARES
                                                                       |_|
--------------------------------------------------------------------------------
 9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      Approximately 95.9 %
--------------------------------------------------------------------------------
10.   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

    This Amendment (this "Amendment") is filed to supplement and amend the information set forth in (i) the Tender Offer Statement on Schedule 14D-1 filed by Carlton Communications Plc ("Parent") and Neptune Acquisition Corp. ("Purchaser") on June 23, 1998, as amended by Amendment No. 1 to such Schedule filed with the SEC on July 8, 1998, Amendment No. 2 to such Schedule filed with the SEC on July 13, 1998, Amendment No. 3 to such Schedule filed with the SEC on July 15, 1998 and Amendment No. 4 to such Schedule filed with the SEC on July 21, 1998 (as so amended, the "Schedule 14D-1"), with respect to shares of Common Stock, par value $.01 per share ("Shares"), of Nimbus CD International, Inc. (the "Company") and constitutes the final amendment to the Schedule 14D-1, and
(ii) the Schedule 13D filed by Parent and the Purchaser on June 23, 1998, as amended by Amendment No. 1 to such Schedule filed with the SEC on July 8, 1998, Amendment No. 2 to such Schedule filed with the SEC on July 13, 1998, Amendment No. 3 to such Schedule filed with the SEC on July 15, 1998 and Amendment No. 4 to such Schedule filed with the SEC on July 21, 1998 (as so amended, the "Schedule 13D"), with respect to Shares. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1 including the Offer to Purchase filed as Exhibit (a)(1) thereto.


Item 6. Interest in Securities of the Subject Company.
        ---------------------------------------------

    On July 27, 1998, Parent announced that Purchaser accepted for payment all of the 20,598,948 Shares which were validly tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer, including 203,221 Shares tendered pursuant to Notices of Guaranteed Delivery.


Item 11. Material to be filed as Exhibits.
         --------------------------------

Exhibit No.    Description
-----------    -----------

(a)(11)        Press release issued by Parent on July 27, 1998







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                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 1998.              CARLTON COMMUNICATIONS PLC

                                   By:        /s/  David Abdoo
                                            ---------------------------------
                                   Name:    David Abdoo
                                   Title:   Company Secretary



                                   NEPTUNE ACQUISITION CORP.

                                   By:        /s/  Thomas  M. Collins, Jr.
                                            ---------------------------------
                                   Name:    Thomas M. Collins, Jr.
                                   Title:    Secretary








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                                INDEX TO EXHIBITS



Exhibit No.          Description
-----------          -----------

(a)(11)              Press Release dated July 27, 1998.